June 5, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 4 USA LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed May 15, 2024
File No. 024-12389

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 4 USA LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated June 4, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on May 15, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment").

Amendment No. 4 to Offering Statement on Form 1-A

General

1.     We note the revisions you made in response to prior comment 2. However, Part I indicates that you are offering 50M shares at a price of $1.08 per share, which would yield an offering size of $54M. Conversely, if you offer $50M of securities at the $1.08 per share price as the offering circular suggests, this would result in only approximately 46.3M shares being offered, rather than 50M shares. Please revise to reconcile the disclosures.

In response to the Staff's comment, the Amendment updates Part 1 with the corrected information.

****

If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

June 5, 2024